HEMISPHERE ENERGY ACHIEVES RECORD PRODUCTION
AND COMMENCES FIVE WELL DRILL PROGRAM

TSX-V: HME

Vancouver, British Columbia, September 22, 2014 – Hemisphere Energy Corporation (TSX-V: HME) is pleased to announce initial production results from the final three wells of its summer drilling program, record corporate production rates, and the commencement of a fall drilling program in Atlee Buffalo, Alberta.

Production Update

As a result of the successful summer drilling program, Hemisphere has achieved record corporate production averaging 900 boepd (92% oil), based on field estimates, during the first two weeks of September 2014. The last three wells from the summer drilling program, drilled off of the same pad in Atlee Buffalo, have been on-stream for approximately 30 days. During the first two weeks of September, each well averaged over 100 bopd for a combined rate of 340 bopd.

Operations Update

During the summer of 2014, Hemisphere successfully completed the first five well drilling campaign in its corporate history. Within an 11 week period, Hemisphere drilled, completed, equipped and brought on-stream five horizontal wells in Atlee Buffalo. Results from Hemisphere’s first six Atlee Buffalo wells show initial flush production rates 60% higher than originally budgeted with drilling costs from the summer drilling program 10% below budget due to the use of multi-well pads and efficiencies of the larger scale program.

The economics associated with the Atlee Buffalo Glauconitic horizontal wells are robust. Hemisphere estimates ultimate recovery of 100,000 boe per well. Based on an average drill, complete and tie-in cost of $1.15 million, the wells have 9 month payouts, $2.4 million Net Present Value discounted at 10% before tax and 175% rates of return. Hemisphere’s first Atlee Buffalo well, which went on production in February 2014, has averaged $60 per boe netbacks through 2014. Since Hemisphere purchased the Atlee Buffalo property in November 2013, production has grown from 60 boepd to current rates of over 520 boepd, and Hemisphere has up to 65 additional locations identified.

Hemisphere has continued to consolidate its land position in Atlee Buffalo. During the summer, the Company closed another acquisition that added 85% working interest in 1,120 net acres of land adjacent to Hemisphere’s existing land base.

Hemisphere is extremely encouraged by its initial drilling results in Atlee Buffalo and has commenced its fall drilling program, which includes up to four additional horizontal Atlee wells and one vertical test well in Jenner.

About Hemisphere Energy Corporation

Hemisphere Energy Corporation is a producing oil and gas company focused on developing core areas that provide low to medium risk drilling opportunities to increase production, reserves and cash flow. Hemisphere’s continued growth plan is through drilling existing prospects and executing strategic acquisitions and farm-ins. Hemisphere trades on the TSX Venture Exchange as a Tier 1 issuer under the symbol “HME”.

For further information, please contact:
Don Simmons, President & Chief Executive Officer	Scott Koyich, Investor Relations
Telephone: (604) 685-9255	Telephone: (403) 619-2200
Email: info@hemisphereenergy.ca	Email: scott@briscocapital.com
Website: www.hemisphereenergy.ca

Forward-looking Statements

This news release contains "forward-looking statements" that are based on Hemisphere's current expectations, estimates, forecasts and projections. These forward-looking statements include statements regarding Hemisphere's outlook for our future operations, plans and timing for the commencement or advancement of exploration and development activities on our properties, and other expectations, intention and plans that are not historical fact. The words "estimates", "projects", "expects", "intends", "believes", "plans", or their negatives or other comparable words and phrases are intended to identify forward-looking statements. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Many of these factors are beyond the control of Hemisphere. Consequently, all forward-looking statements made in this news release are qualified by this cautionary statement and there can be no assurance that actual results or developments anticipated by Hemisphere will be realized. For the reasons set forth above, investors should not place undue reliance on such forward-looking statements. Hemisphere disclaims any intention or obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise.

A barrel of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Definitions and abbreviations

boe	barrel of oil equivalent
boepd	barrels of oil equivalent per day
bopd	barrels of oil per day

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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